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VINCE NGUYEN vince.nguyen@dechert.com +1 212 698 3566 Direct +1 212 698 0617 Fax

February 22, 2022

VIA EDGAR

Christopher Bellacicco and Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (SEC File Nos. 033-17619 and 811-05349) (“GST”) and Goldman Sachs Trust II (SEC File Nos. 333-185659 and 811-22781) (“GST II”) (together, the “Registrants”)

Post-Effective Amendment No. 851 to the GST Registration Statement on Form N-1A and Post-Effective Amendments Nos. 119, 120 and 121 to the GST II Registration Statement on Form N-1A

Dear Mr. Bellacicco and Ms. Lithotomos:

This letter responds to the comments you provided to Shayna Gilmore and Jonathan Blaha during a telephonic discussion on February 2, 2022 with respect to your review of Post-Effective Amendment No. 851 to GST’s registration statement and Post-Effective Amendments Nos. 119, 120 and 121 (each, a “PEA”) to GST II’s registration statement, each filed with the U.S. Securities and Exchange Commission (“SEC”) on December 20, 2021.

GST PEA No. 851 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of incorporating disclosure related to (i) changes to the principal investment strategy of Goldman Sachs ESG Emerging Markets Equity Fund and Goldman Sachs International Equity ESG Fund regarding the Funds’ use of environmental, social and governance (“ESG”) criteria, as well as certain related principal risks, which could be construed as material, and (ii) the change in sub-classification under the 1940 Act of the Goldman Sachs ESG Emerging Markets Equity Fund from “diversified” to “non-diversified” and removal of the related fundamental investment restriction. GST II PEA No. 119 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of (i) incorporating all supplements filed since February 26, 2021 to the registration statement of Goldman Sachs Multi-Manager Alternatives Fund, including those reflecting changes to the Fund’s sub-advisers; and (ii) making certain other disclosure changes. GST II PEA No. 120 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of (i) incorporating all supplements filed since February 26, 2021 to the registration statement of Goldman Sachs Multi-Manager Global Equity Fund, Goldman Sachs Multi-Manager Non-Core Fixed Income Fund and Goldman Sachs Multi-Manager Real Assets Strategy Fund, including those reflecting changes to the Funds’ sub-advisers; and (ii) make certain other disclosure changes. GST II PEA No. 121 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of (i) incorporating all supplements filed since February 26, 2021 to the registration statement of Multi-Manager International Equity Fund and Multi-Manager U.S. Small Cap Equity Fund, including those reflecting changes to the Funds’ sub-advisers; and (ii) make certain other disclosure changes. We have reproduced your comments below, followed by the Registrants’ responses. Capitalized terms have the meanings attributed to such terms in the applicable registration statement.

All PEAs

1.	Comment: For all of these filings, please provide the completed fees and expenses tables at least five business days before the 485(b) filing for all of Funds.

Response: The Registrants have included the completed fees and expenses tables for each relevant GST Fund and GST II Fund in Appendix A and Appendix B, respectively.

2.	Comment: For all of these filings, please consider reordering the principal risks in the order of importance for each Fund rather than alphabetically.

Response: The Registrants respectfully decline to make the requested change. The Registrants are not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Registrants believe that the current disclosure adequately and clearly describes the principal risks of investing in each Fund. In addition, the importance of each risk will change over time, based on a variety of economic, market and other factors.

In an effort to clarify the presentation of each Fund’s principal risks, the Registrants have included a version of the following disclosure at the beginning of the “Summary—Principal Risks of the Fund” and “Risks of the Funds” sections of each Fund’s prospectus:

The risks applicable to each Fund are presented below in alphabetical order, and not in the order of importance or potential exposure.

3.	Comment: The following language was added to the “Potential Conflicts of Interest” section of each filed SAI:

Goldman Sachs will consider its client relationships and the need to preserve its reputation in its management of Accounts and, as a result, (i) there may be certain investment opportunities or strategies that Goldman Sachs will not undertake on behalf of Funds or will refer to one or more Funds but not others, (ii) there may be certain rights or activities that Goldman Sachs will not undertake on behalf of Funds (including in respect of director representation and recusal), or (iii) there may be certain investments that, in certain limited circumstances, are sold, disposed of or restructured earlier or later than otherwise expected.

Please (i) explain supplementally the specific circumstances that may lead to such premature or delayed sale, disposal, or restructuring of investments and (ii) consider revising this disclosure to clarify such circumstances accordingly.

Response: GSAM supplementally submits that it is not possible to exhaustively list all the specific circumstances that may cause an investment to be sold, disposed of or restructured earlier or later than otherwise expected as described in the disclosure referenced above. However, examples of such circumstances would be if GSAM determines, to the extent consistent with its fiduciary duties, to: (1) sell an investment earlier than otherwise expected on behalf of an Account (including a Fund) if the company’s founder faces serious allegations of personal misconduct; and (2) delay the sale and/or restructuring of an investment on behalf of an Account (including a Fund) if the sale and/or restructuring could cause wider market instability. As noted above, because it is not possible to exhaustively list all the specific circumstances described in the referenced disclosure, the Funds respectfully decline to make any changes in response to this comment.

GST PEA 851

4.

Comment: With respect to each Fund’s “Summary-Fees and Expenses of the Fund” section, please confirm that the expense limitation will be in effect for at least one year from the effective date of the registration statement.

Response: Each Fund hereby confirms that its expense limitation will be in effect for at least one year from the effective date of the registration statement.

5.	Comment: Please provide the portfolio turnover rate for the fiscal year ended October 31, 2021 for each Fund.

Response: The disclosure has been revised in response to this comment.

6.

Comment: Please supplementally indicate whether the Investment Adviser conducts ongoing due diligence regarding whether an issuer continues to satisfy the ESG criteria set forth by each Fund after the Fund invests in the issuer. If so, please add corresponding disclosure to the registration statement.

Response: The Fund has added the following disclosure to its “Investment Management Approach-Principal Investment Strategies” section:

The Investment Adviser may periodically review portfolio holdings against the Fund’s ESG criteria.

7.

Comment: The disclosure states that each Fund may invest up to 20% of its net assets in fixed income securities. If fixed income securities may be below investment grade, please disclose this and indicate that they may be referred to as “junk bonds,” which are speculative.

Response: Each Fund may invest in fixed income securities rated BB+ or Ba1 or below (or comparable unrated securities) which are commonly referred to as “junk bonds.” The Funds respectfully note that while each Fund may invest in non-investment grade fixed income securities, investing in such instruments is not a principal investment strategy of the Fund. In addition, the risks associated with investing in “junk bonds” have been included as an additional risk of the Funds in the disclosure responsive to Item 9 of Form N-1A. Accordingly, the Funds respectfully decline to make any changes in response to this comment.

8.

Comment: Please consider adding any principal risk disclosure responsive to Item 4 of Form N-1A related to the Funds’ use of third-party data providers. The Staff notes that the criteria used by such providers may differ significantly.

Response: In the “Risks of the Funds” section, the Funds appropriately disclose the principal risks related to the Funds’ use of third-party data providers. However, to address the Staff’s comment, each Funds has incorporated this comment into the “Summary – Principal Risks of the Funds” section of its registration statement. The added disclosure is provided below.

ESG Standards Risk. The Fund’s adherence to its ESG criteria and the application of the Investment Adviser’s supplemental ESG analysis when selecting investments generally will affect the Fund’s exposure to certain companies, sectors, regions, and countries and may affect the Fund’s performance depending on whether such investments are in or out of favor. For example, the Fund generally will not seek to invest in companies that the Investment Adviser believes have adverse social or environmental impacts (e.g., alcohol, tobacco, gambling, adult entertainment, oil and gas, coal or weapons companies). Adhering to the ESG criteria and applying the Investment Adviser’s supplemental ESG analysis may also affect the Fund’s performance relative to similar funds that do not adhere to such criteria or apply such analysis.

When assessing whether an issuer meets the Fund’s ESG criteria and conducting an ESG analysis of an issuer, the Investment Adviser generally will rely on third-party data that it believes to be reliable, but it does not guarantee the accuracy of such third-party data. ESG information from third-party data providers may be incomplete, inaccurate or unavailable and may vary significantly from one third-party data provider to another, which may adversely impact the investment process. Certain investments may be dependent on U.S. and foreign government policies, including tax incentives and subsidies, which may change without notice. The Fund’s ESG criteria and the application of the supplemental ESG analysis may be changed without shareholder approval.

GST II PEA 119

9.

Comment: In the Fund’s principal investment strategy disclosure, please (i) disclose to what extent the Fund will invest in Special Purpose Acquisition Companies (“SPACs”), (ii) explain what a SPAC is, and (iii) given that the disclosure states that the Fund may invest in SPACs for the purposes of effectuating its Event Driven and Relative Value strategies, clarify how the Fund’s investments in SPACs pursue both Event Driven and Relative Value strategies.

Response: With respect to subpart (i), while the Fund’s underlying managers may invest in SPACs to the extent consistent with the Fund’s investment objective and principal investment strategies, the Fund does not have a specific target allocation to SPACs. With respect to subpart (iii), the Fund’s underlying managers may invest in SPACs in pursuit of a number of investment strategies, including but not limited to, the Event Driven and Relative Value strategies. In addition, the Fund’s principal investment strategy disclosure already describes how the Fund’s investments may effectuate its Event Driven and Relative Value strategies, which is generally applicable for the Fund’s SPAC investments. Therefore, the Fund respectfully believes its current disclosure is adequate. Accordingly, no changes have been made in response to subparts (i) and (iii). The disclosure has been revised in response to subpart (ii). The added disclosure is provided below.

The Fund may invest in stock, warrants and other securities of SPACs, including for purposes of effectuating the Event Driven and Relative Value strategies that are described below. A SPAC is typically a publicly traded company that raises funds through an initial public offering (“IPO”) for the purpose of acquiring or merging with another company to be identified subsequent to the SPAC’s IPO.

10.

Comment: Regarding the “Summary–Principal Risks of the Fund” section, please consider disclosing that SPACs often have a pre-determined time frame to find a merger target, otherwise, they will liquidate.

Response: The disclosure has been revised in response to this comment. The added disclosure is provided below.

Special Purpose Acquisition Companies Risk. The Fund may invest in stock, warrants and other securities of SPACs. SPACs are in essence blank check companies without operating history or ongoing business other than seeking acquisitions in a predetermined time frame (typically 18-24 months). The value of a SPAC’s securities is particularly dependent on the ability of its management to identify and complete a profitable acquisition. The values of investments in SPACs may be highly volatile and these investments may also have little or no liquidity. An attractive acquisition or merger target may not be identified at all, in which case the SPAC will be required to return any remaining monies to shareholders, and the Fund may be subject to opportunity costs to the extent that alternative investments would have produced higher returns.

11.	Comment: Please include Longfellow Investment Management Company’s proxy voting procedures in Appendix D of the SAI in the 485(b) filing.

Response: The disclosure has been revised in response to this comment.

GST II PEA 120

12.	Comment: Please update the disclosure responsive to Item 10 of Form N-1A to reference the shareholder reports in which the 15(c) disclosure will appear.

Response: The disclosure has been revised in response to this comment.

13.

Comment: Please include the proxy voting procedures for Diamond Hill Capital Management, T. Rowe Price Associates, Inc., Pacific Asset Management LLC and RBC Global Asset Management (U.S.) Inc. in Appendix D of the SAI in the 485(b) filing.

Response: The disclosure has been revised in response to this comment.

GST II PEA 121

14.

Comment: Please confirm that the expense figures in “Multi-Manager International Equity Fund–Summary–Expense Example” section take the waiver and expense reimbursement arrangements into account only for the 1-year period and not for the 3-, 5-, and 10-year periods.

Response: The Fund hereby confirms that the waiver and expense reimbursement arrangements are taken into account only for the 1-year period and not for the 3-, 5-, and 10-year periods.

15.

Comment: The “Multi-Manager International Equity Fund–Summary–Principal Investment Strategy” section indicates that the Fund may invests in ETFs. If such investments generate acquired fund fees and expenses that exceed 0.01% of the Fund’s average daily net assets, please include a separate line item in the fee table for acquired fund fees and expenses.

Response: The Fund hereby confirms that the Fund’s “Acquired Fund Fees and Expenses” are not expected to exceed 0.01% of the average net assets of the Fund, and therefore disclosure of such fees and expenses as a separate line item in the Fund’s “Annual Fund Operating Expenses” table is not required.

16.

Comment: The Funds’ principal investment strategy disclosure does not provide a limit on investments in any particular capitalization range, but each Fund’s principal risks include a risk related to investments in mid- and small-capitalization companies. Please explain supplementally why the mid- and small-capitalization risk is included in the principal risks and consider including a large capitalization risk tile if appropriate.

Response: The Funds supplementally submit that while the Funds may invest in companies of any capitalization range, the inclusion of “Mid-Cap and Small-Cap Risk” as a principal risk reflects each Fund’s current and potential allocations to mid- and small-capitalization companies. In addition, the Funds believe that the risks associated with large-capitalization companies, to the extent applicable to each Fund, are already reflected in the Funds’ other risk tiles, particularly “Stock Risk.” Accordingly, the Funds respectfully decline to make any changes in response to this comment.

*    *    *    *    *    *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 212.698.3566 if you wish to discuss this correspondence further.

Sincerely,

/s/ Vince Nguyen

Vince Nguyen

cc:	Lindsey C. Edwards, Goldman Sachs Asset Management, L.P.

Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP

Appendix A

GST PEA 851

Goldman Sachs ESG Emerging Markets Equity Fund

Fees and Expenses of the Fund

Shareholder Fees (fees paid directly from your investment)
	Class A	Class C	Institutional	Investor	Class R	Class R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds)[1]	None	1.00%	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Institutional	Investor	Class R	Class R6
Management Fees	0.98%	0.98%	0.98%	0.98%	0.98%	0.98%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	None	None	0.50%	None
Other Expenses	2.47%	2.72%	2.35%	2.47%	2.47%	2.34%
Service Fees	None	0.25%	None	None	None	None
All Other Expenses	2.47%	2.47%	2.35%	2.47%	2.47%	2.34%

Total Annual Fund Operating Expenses	3.70%	4.45%	3.33%	3.45%	3.95%	3.32%
Expense Limitation[2]	(2.27)%	(2.27)%	(2.23)%	(2.27)%	(2.27)%	(2.23)%

Total Annual Fund Operating Expenses After Expense Limitation	1.43%	2.18%	1.10%	1.18%	1.68%	1.09%

[1]	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]

The Investment Adviser has agreed to (i) waive a portion of its management fee payable by the Fund in order to achieve an effective net management fee rate of 0.94% as an annual percentage of the Fund’s average daily net assets and (ii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.124% of the Fund’s average daily net assets. Additionally, Goldman Sachs & Co. LLC (“Goldman Sachs”), the Fund’s transfer agent, has agreed to waive a portion of its transfer agency fee (a component of “Other Expenses”) equal to 0.04% as an annual percentage rate of the average daily net assets attributable to Class A, Class C, Class R and Investor Shares of the Fund. These arrangements will remain in effect through at least February 28, 2023, and prior to such date, the Investment Adviser and Goldman Sachs (as applicable) may not terminate the arrangements without the approval of the Board of Trustees.

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class P
Management Fees	0.98%
Other Expenses	2.34%

Total Annual Fund Operating Expenses	3.32%
Expense Limitation[1]	(2.23)%

Total Annual Fund Operating Expenses After Expense Limitation	1.09%

[1]

The Investment Adviser has agreed to (i) waive a portion of its management fee payable by the Fund in order to achieve an effective net management fee rate of 0.94% as an annual percentage of the Fund’s average daily net assets and (ii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.124% of the Fund’s average daily net assets through at least February 28, 2023, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Goldman Sachs International Equity ESG Fund

Fees and Expenses of the Fund

Shareholder Fees (fees paid directly from your investment)
	Class A	Class C	Institutional	Service	Investor	Class R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds)[1]	None	1.00%	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Institutional	Service	Investor	Class R6
Management Fees	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	None	0.25%	None	None
Other Expenses	0.37%	0.62%	0.25%	0.50%	0.37%	0.24%
Service Fees	None	0.25%	None	None	None	None
Shareholder Administration Fees	None	None	None	0.25%	None	None
All Other Expenses	0.37%	0.37%	0.25%	0.25%	0.37%	0.24%
Total Annual Fund Operating Expenses	1.47%	2.22%	1.10%	1.60%	1.22%	1.09%

Fee Waiver and Expense Limitation[2]	(0.29)%	(0.29)%	(0.24)%	(0.24)%	(0.29)%	(0.24)%

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	1.18%	1.93%	0.86%	1.36%	0.93%	0.85%

[1]	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]

The Investment Adviser has agreed to: (i) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, shareholder administration fees, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.004% of the Fund’s average daily net assets; and (ii) waive a portion of its management fee payable by the Fund in order to achieve an effective net management fee rate of 0.82% as an annual percentage of the Fund’s average daily net assets. Additionally, Goldman Sachs & Co. LLC (“Goldman Sachs”), the Fund’s transfer agent, has agreed to waive a portion of its transfer agency fee (a component of “Other Expenses”) equal to 0.05% as an annual percentage rate of the average daily net assets attributable to Class A, Class C, and Investor Shares of the Fund. These arrangements will remain in effect through at least February 28, 2023, and prior to such date, the Investment Adviser and Goldman Sachs may not terminate the arrangements without the approval of the Board of Trustees.

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class P
Management Fees	0.85%
Other Expenses	0.24%

Total Annual Fund Operating Expenses	1.09%
Expense Limitation[1]	(0.24)%

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	0.85%

[1]

The Investment Adviser has agreed to: (i) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.004% of the Fund’s average daily net assets; and (ii) waive a portion of its management fee payable by the Fund in order to achieve an effective net management fee rate of 0.82% as an annual percentage of the Fund’s average daily net assets. These arrangements will remain in effect through at least February 28, 2023, and prior to such date, the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Appendix B

GST II PEA 119

Goldman Sachs Multi-Manager Alternatives Fund

Fees and Expenses of the Fund

Shareholder Fees (fees paid directly from your investment)
	Class A	Class C	Institutional	Investor	Class R	Class R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds)[1]	None	1.00%	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Institutional	Investor	Class R	Class R6
Management Fees	1.90%	1.90%	1.90%	1.90%	1.90%	1.90%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	None	None	0.50%	None
Other Expenses[2]	1.14%	1.39%	1.01%	1.14%	1.14%	1.00%
Service Fees	0.00%	0.25%	0.00%	0.00%	0.00%	0.00%
Dividend and Interest Payments and Other Expenses Relating to Securities Sold Short	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%
Remainder of Other Expenses	1.08%	1.08%	0.95%	1.08%	1.08%	0.94%
Acquired Fund Fees and Expenses	0.11%	0.11%	0.11%	0.11%	0.11%	0.11%

Total Annual Fund Operating Expenses[3]	3.40%	4.15%	3.02%	3.15%	3.65%	3.01%
Fee Waiver and Expense Limitation[4]	(1.20%)	(1.20%)	(1.14%)	(1.20%)	(1.20%)	(1.14%)

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	2.20%	2.95%	1.88%	1.95%	2.45%	1.87%

[1]	A contingent deferred sales charge (“CDSC”) of 1.00% is imposed on Class C Shares redeemed within 12 months of purchase.

[2]	The Fund’s “Other Expenses” have been restated to reflect expenses to be incurred during the current fiscal year.

[3]

The “Total Annual Fund Operating Expenses” do not correlate to the ratio of total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include “Acquired Fund Fees and Expenses.”

[4]

Goldman Sachs Asset Management, L.P. (the “Investment Adviser” or “GSAM”) or Goldman Sachs & Co. LLC (“Goldman Sachs”), the Fund’s transfer agent, have each agreed to the following fee waivers and expense limitations: (i) the Investment Adviser’s waiver of a portion of its management fee in order to achieve an effective net management fee rate of 1.57% as an annual percentage of the average daily net assets of the Fund; (ii) the Investment Adviser’s waiver of a portion of its management fee in an amount equal to the management fee paid to the Investment Adviser by each MMA Subsidiary (as defined below) at an annual rate of 0.42% of the MMA Subsidiary’s average daily net assets; (iii) the Investment Adviser’s reduction or limitation of “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, taxes, dividend and interest payments on securities sold short, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.194% of the Fund’s average daily net assets; (iv) Goldman Sachs’ waiver of a portion of its transfer agency fee (a component of “Other Expenses”) equal to 0.06% as an annual percentage rate of the average daily net assets attributable to Class A, Class C, Investor and Class R Shares (the “TA Fee Waiver”); and (v) the Investment Adviser’s limitation of total annual operating expenses (excluding acquired fund fees and expenses, taxes, dividend and interest payments on securities sold short, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) of Class A, Class C, Institutional, Investor, Class R and Class R6 Shares to (after the application of the TA Fee Waiver described above) 2.12%, 2.87%, 1.80%, 1.87%, 2.37% and 1.79%, respectively. The management fee waiver arrangements with respect to the fee paid by each MMA Subsidiary may not be discontinued by the Investment Adviser as long as its contract with the respective MMA Subsidiary is in place. The other arrangements will remain in effect through at least February 28, 2023, and prior to such date the Investment Adviser and Goldman Sachs (as applicable) may not terminate the arrangements without the approval of the Board of Trustees.

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class P
Management Fees	1.90%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	1.00%
Dividend and Interest Payments and Other Expenses Relating to Securities Sold Short	0.06%
Remainder of Other Expenses	0.94%
Acquired Fund Fees and Expenses	0.11%

Total Annual Fund Operating Expenses[2]	3.01%
Fee Waiver and Expense Limitation[3]	(1.14%)

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	1.87%

[1]	The “Other Expenses” for Class P Shares have been restated to reflect expenses expected to be incurred during the current fiscal year.
[2]

The “Total Annual Fund Operating Expenses” do not correlate to the ratio of total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include “Acquired Fund Fees and Expenses.”

[3]

Goldman Sachs Asset Management, L.P. (the “Investment Adviser” or “GSAM”) has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate of 1.57% as an annual percentage of the average daily net assets of the Fund; (ii) waive a portion of its management fee in an amount equal to the management fee paid to the Investment Adviser by each MMA Subsidiary (as defined below) at an annual rate of 0.42% of the MMA Subsidiary’s average daily net assets; (iii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, dividend and interest payments on securities sold short, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.194% of the Fund’s average daily net assets; and (iv) limit total annual operating expenses (excluding acquired fund fees and expenses, taxes, dividend and interest payments on securities sold short, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) of Class P Shares to 1.79%. The management fee waiver arrangements with respect to the fee paid by each MMA Subsidiary may not be discontinued by the Investment Adviser as long as its contract with the respective MMA Subsidiary is in place. The other arrangements will remain in effect through at least February 28, 2023, and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

GST II PEA 120

Goldman Sachs Multi-Manager Global Equity Fund

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class R6
Management Fee	1.03%
Distribution and Service (12b-1) Fees	None
Other Expenses[1]	0.27%
Acquired Fund Fees and Expenses	0.02%

Total Annual Fund Operating Expenses[2]	1.32%
Fee Waiver and Expense Limitation[3]	(0.57%)

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	0.75%

[1]	The Fund’s “Other Expenses” have been restated to reflect expenses to be incurred during the current fiscal year.
[2]

The “Total Annual Fund Operating Expenses” do not correlate to the ratio of total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include “Acquired Fund Fees and Expenses.”

[3]

The Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate that is equal to the actual cost of fees paid to the Fund’s Underlying Managers; (ii) waive a portion of its management fee in an amount equal to any management fees it earns as an investment adviser to the affiliated funds in which the Fund invests based on the Fund’s investment in such affiliated funds; (iii) limit total annual operating expenses (excluding acquired fund fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.75% of average daily net assets; and (iv) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.10% of the Fund’s average daily net assets. Because the amount of the waiver shown in the Fund’s expense table can fluctuate based on fees paid to the Fund’s Underlying Managers, the amount waived may vary from year to year. These arrangements will remain in effect through at least February 28, 2023, and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Goldman Sachs Multi-Manager Non-Core Fixed Income Fund

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class R6
Management Fees	0.85%
Distribution and Service (12b-1) Fees	None
Other Expenses	0.13%
Acquired Fund Fees and Expenses	0.02%

Total Annual Fund Operating Expenses[1]	1.00%
Fee Waiver and Expense Limitation[2]	(0.30%)

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	0.70%

[1]

The “Total Annual Fund Operating Expenses” do not correlate to the ratio of total expenses to average net assets provided in the Financial Highlights, which reflect the operating expenses of the Fund and do not include “Acquired Fund Fees and Expenses.”

[2]

The Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate that is equal to the actual cost of fees paid to the Fund’s Underlying Managers; (ii) waive a portion of its management fee in an amount equal to any management fees it earns as an investment adviser to the affiliated funds in which the Fund invests based on the Fund’s investment in such affiliated funds; and (iii) limit total annual operating expenses (excluding acquired fund fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.70% of average daily net assets. Because the amount of the waiver shown in the Fund’s expense table can fluctuate based on fees paid to the Fund’s Underlying Managers, the amount waived may vary from year to year. These arrangements will remain in effect through at least February 28, 2023, and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Goldman Sachs Multi-Manager Real Assets Strategy Fund

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class R6
Management Fees	1.00%
Distribution and Service (12b-1) Fees	None
Other Expenses	0.16%

Total Annual Fund Operating Expenses	1.16%
Fee Waiver and Expense Limitation[1]	(0.26%)

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	0.90%

[1]

The Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate that is equal to the actual cost of fees paid to the Fund’s Underlying Managers; (ii) waive a portion of its management fee in an amount equal to any management fees it earns as an investment adviser to the affiliated funds in which the Fund invests based on the Fund’s investment in such affiliated funds; and (iii) limit total annual operating expenses (excluding acquired fund fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.90% of average daily net assets. Because the amount of the waiver shown in the Fund’s expense table can fluctuate based on fees paid to the Fund’s Underlying Managers, the amount waived may vary from year to year. These arrangements will remain in effect through at least February 28, 2023, and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

GST II PEA 121

Goldman Sachs Multi-Manager International Equity Fund

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class P
Management Fees	0.60%
Other Expenses	0.12%

Total Annual Fund Operating Expenses	0.72%
Fee Waiver and Expense Limitation[1]	(0.15%)

Total Annual Operating Expenses After Fee Waiver and Expense Limitation	0.57%

[1]

The Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate that is equal to the actual cost of fees paid to the Fund’s Underlying Managers; and (ii) limit “total annual operating expenses” (excluding acquired fund fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.57% of average daily net assets. Because the amount of the waiver shown in the Fund’s expense table can fluctuate based on fees paid to the Fund’s Underlying Managers, the amount may vary from year to year. These arrangements will remain in effect through at least February 28, 2023 and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Goldman Sachs Multi-Manager U.S. Small Cap Equity Fund

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class P
Management Fees	0.75%
Other Expenses	0.17%

Total Annual Fund Operating Expenses	0.92%
Fee Waiver and Expense Limitation[1]	(0.12%)

Total Annual Operating Expenses After Fee Waiver and Expense Limitation	0.80%

[1]

The Investment Adviser has agreed to (i) waive a portion of its management fee in order to achieve an effective net management fee rate that is equal to the actual cost of fees paid to the Fund’s Underlying Managers; and (ii) limit “total annual operating expenses” (excluding acquired fund fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.80% of average daily net assets. Because the amount of the waiver shown in the Fund’s expense table can fluctuate based on fees paid to the Fund’s Underlying Managers, the amount may vary from year to year. These arrangements will remain in effect through at least February 28, 2023 and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.